Exhibit 99.1

NEWS RELEASE

TALISMAN ENERGY FILES YEAR END DISCLOSURE DOCUMENTS

CALGARY, Alberta — February 28, 2011 — Talisman Energy Inc. has today filed with Canadian securities authorities:

•                  Audited Consolidated Financial Statements for the year ended December 31, 2010, with related Management’s Discussion and Analysis.

•                  Annual Information Form for the year ended December 31, 2010.

In addition, Talisman filed its Annual Report on Form 40-F with the United States Securities and Exchange Commission for the year ended December 31, 2010.

Copies of the filed documents may be obtained through Talisman’s website at www.talisman-energy.com or at www.sedar.com.  To order printed copies of the filed documents or audited financial statements free of charge, email the company at tlm@talisman-energy.com.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:		Shareholder and Investor Inquiries:

David Mann, Vice President, Corporate		Christopher J. LeGallais
& Investor Communications		Vice President, Investor Relations
Phone:	403-237-1196 Fax: 403-237-1210	Phone:	403-237-1957 Fax: 403-237-1210
E-mail:	tlm@talisman-energy.com	Email:	tlm@talisman-energy.com

04-11